Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MFA Financial, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-190489 and 333-191851) on Form S-3 and in the registration statement (No. 333-205105) on Form S-8 of MFA Financial, Inc., of our reports dated February 18, 2016, with respect to the consolidated balance sheets of MFA Financial, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive (loss)/income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of MFA Financial, Inc.

/s/ KPMG LLP

New York, New York
February 18, 2016